Exhibit 10.1
EXECUTION COPY
SEPARATION AGREEMENT
     THIS SEPARATION AGREEMENT (this “Agreement”) is effective as of October 6, 2005 (the “Termination Date”), by and between POLYONE CORPORATION (the “Company”) and THOMAS A. WALTERMIRE (“Waltermire”).
WITNESSETH:
     WHEREAS, prior to the Termination Date Waltermire was the President and Chief Executive Officer of the Company and a member of its Board of Directors;
     WHEREAS, Waltermire and the Company have jointly determined that, effective on the Termination Date, Waltermire shall resign as a member of the Company’s Board of Directors and from his employment with the Company and from any and all offices of the Company, and any other position, office or directorship of any other entity for which he was serving at the request of the Company, and begin a severance period;
     WHEREAS, the Company accepts Waltermire’s resignations as of the Termination Date;
     WHEREAS, the Company and Waltermire desire to set forth the payments and benefits that Waltermire will be entitled to receive from the Company in connection with the cessation of his employment with the Company;
     WHEREAS, the Company and Waltermire wish to resolve, settle and/or compromise certain matters, claims and issues between them, including, without limitation, Waltermire’s resignation from the offices he held and from his employment with the Company;
     WHEREAS, Waltermire is eligible to receive benefits under the PolyOne Employee Transition Plan, and this Agreement is intended to fully satisfy any obligation of PolyOne under the PolyOne Employee Transition Plan; and
     WHEREAS, Waltermire and the Company are parties to that certain Executive Management Continuity Agreement (the “Continuity Agreement”), and this Agreement is intended to supersede and replace in every respect the Continuity Agreement.
     NOW, THEREFORE, in consideration of the promises and agreements contained herein and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, and intending to be legally bound, the Company and Waltermire hereby agree as follows:
1. Resignation. Waltermire hereby resigns, effective on the Termination Date, his positions as President and Chief Executive Officer of the Company and as a member of the Company’s Board of Directors and any committees of the Board on which he serves. Waltermire further resigns, effective on the Termination Date: (a) from all other offices of the Company to which he has been elected by the Board of Directors of the Company (or to which he has otherwise been appointed), (b) from all directorships or offices of any entity that is a subsidiary of, or is otherwise related to or affiliated with, the Company, (c) from all administrative, fiduciary or other positions he may hold with respect to arrangements or plans for, of or relating to the Company, and (d) from any other directorship, office, or position of any corporation, partnership, joint venture, trust or other enterprise (each, an “Other Entity”) insofar as Waltermire is serving in the directorship, office, or position of the Other Entity at the request of the Company. Waltermire further resigns, effective as of the Termination Date, from his employment with the Company, and its subsidiaries and related or affiliated companies. The Company hereby consents to and accepts said resignations.
2. Additional Compensation and Benefits. In consideration of the promises made in this Agreement and subject to the conditions hereof, the Company and Waltermire agree to the following:
(a)	Severance Payment. Waltermire will be entitled to receive severance payments from the period of time beginning on the Termination Date and ending on October 5, 2008 (the “Severance Period”) as follows: (i) on the six-month anniversary of the Termination Date (the “Initial Payment Date”), Waltermire will be paid, in a lump sum, an amount equal to $371,258, which the parties agree will constitute payment for his monthly base salary and car allowance (plus interest) from the Termination Date until the Initial Payment Date; and (ii) following the Initial Payment Date and during the Severance Period, Waltermire will continue to receive, in accordance with the Company’s regular payroll practices, an amount equivalent to his regular base salary and car allowance as of the Termination Date (such amount being equal to $28,053.85) in bi-weekly payments, via direct deposit account. During the Severance Period, Waltermire will provide reasonable cooperation and assistance in the transition of his duties to other Company personnel.

(b)	Annual Incentive Plan. Waltermire will receive his annual bonus for 2005 under the Senior Executive Annual Incentive Plan, as earned in accordance with the terms and conditions of the plan; provided, however, that the actual payment will be made on the Initial Payment Date. Waltermire will not be eligible for annual bonus participation after the 2005 bonus period.

(c)	Long Term Executive Incentive Plan. Waltermire will be eligible to earn performance shares and performance cash awards, if any, under the Company’s long term executive incentive plans in effect as of the Termination Date (“LTIPs”), as earned in accordance with the terms and conditions of the LTIPs as follows: he will be eligible for the full amount that would be payable for the Performance Period 2003-2005; and one-third of the amount that would be payable to him for the Performance Period 2005-2007. No performance shares or performance cash awards were granted to Waltermire for the Performance Period 2004-2006. Notwithstanding anything to the contrary in the LTIPs or in this Agreement, (i) payments under this Subparagraph (c) relating to the Performance Period 2003-2005, if any, will be made on the Initial Payment Date; and (ii) payments under this Subparagraph (c) relating to the Performance Period 2005-2007, if any, will be made by the 15th day of the third month following the end of the Performance Period.

(d)	Equity Awards. Waltermire will not be eligible for any additional grants of equity awards after the Termination Date. Waltermire will have no additional rights with respect to outstanding equity awards and Waltermire’s rights with respect to equity awards granted to him prior to the Termination Date under the equity plans of the Company will be governed by Paragraph 2(c)above, if applicable, and the terms and conditions of those equity plans and his individual award agreements relating thereto.

(e)	Life Insurance; Long-Term Disability Insurance. Waltermire will be entitled to life insurance and long-term disability benefits as follows:
(i)	Waltermire will request a quote from the Company’s existing life insurance provider, MetLife, relating to the cost of converting his current group life insurance coverage to an individual policy for the duration of the Severance Period; and

(ii)	Waltermire will request (A) a quote from an independent insurance carrier of his choosing relating to the cost of obtaining comparable life insurance coverage from such carrier for the duration of the Severance Period; and (B) two quotes from independent insurance carriers of his choosing relating to the cost of obtaining comparable long-term disability insurance coverage from such carriers for the duration of the Severance Period.

Following receipt of copies of the quotes contemplated by this Paragraph 2(e), the Company will pay to Waltermire, in a lump sum on the Initial Payment Date, an amount equal to the sum of (1) the lower of the quotes set forth in (i) and (ii)(A) relating to life insurance coverage; and (2) the lower of the two quotes required to be obtained pursuant to (ii)(B) relating to long-term disability insurance coverage. The Company will have no further obligations to Waltermire relating to life insurance or long-term disability insurance coverage.
(f)	Medical Coverage. Waltermire will be allowed to continue as a plan participant in the Company’s medical and dental plans (the “Health Plans”) from the Termination Date until April 30, 2007 subject to the terms and conditions of the Health Plans, including, but not limited to, timely payment of any employee contributions necessary to maintain participation. Waltermire agrees that such continued participation in the Health Plans will satisfy the Health Plans’ obligation to provide Waltermire the right to continuation coverage under the Health Plans pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1986, as amended (“COBRA”). In addition, Waltermire will be paid, in a lump sum on the Initial Payment Date, an amount equal to $9,983, which the parties agree will constitute payment for the present value of continued participation in the Health Plans from May 1, 2007 until October 5, 2008.

(g)	Professional Fees. The Company will be responsible, upon receipt of an itemized statement from Waltermire’s attorney, for the payment of reasonable legal fees and costs (and related disbursements) incurred by Waltermire through the date of execution of this Agreement in connection with his resignation and the various matters covered by this Agreement, in an amount not to exceed $7,500. Waltermire will also be paid, in a lump sum, on the Initial Payment Date, an amount equal to $35,540, which the parties agree will constitute payment for the present value of continuing his existing benefits relating to financial planning and tax preparation during the Severance Period.

(h)	Business Expenses. Waltermire will be responsible for any personal charges incurred on any Company credit card or other account used by him and Waltermire agrees to pay all such charges when due. The Company will reimburse Waltermire for any pending, reasonable business-related credit card charges for which Waltermire has not already been reimbursed provided Waltermire files a proper travel and expense report.

(i)	Outplacement. Waltermire will be eligible to initiate outplacement services with the Company’s designated service provider or a mutually agreeable alternative provider within 60 days of the Termination Date. Any fees for such outplacement benefits will be paid by the Company directly to the outplacement service provider, such services will be completed by December 31, 2007 and the total dollar amount paid for outplacement services will not exceed the amount the Company would have paid to the Company’s existing service provider to continue outplacement services until he finds subsequent employment.

(j)	Withholding. The Company will withhold such amounts from the payments described in this Paragraph 2 as are required by applicable tax or other law.

(k)	Other Rights and Obligations.
(i)	Nothing in this Agreement will affect the rights that Waltermire may have, based on termination of Waltermire’s employment as of the Termination Date, pursuant to any agreement, policy, plan, program or arrangement of the Company providing for payment of accrued vacation pay or retirement benefits under the Company’s 401(k) Savings Plan or any other qualified or non-qualified retirement plan (collectively, the “Retirement Plans”), which rights will be governed by the terms thereof, as such agreements, policies, plans, programs or arrangements may be modified from time to time consistent with the terms of such agreements, policies, plans, programs or arrangements.

(ii)	Except as specifically set forth in this Agreement, no other compensation or benefits are due Waltermire under this Agreement, the PolyOne Employee Transition Plan, the Continuity Agreement, or any other agreement, policy or program of the Company. Waltermire and

PolyOne agree that the Continuity Agreement was terminated by agreement of the parties on October 6, 2005, and that he is not owed any compensation or benefits under the Continuity Agreement. Waltermire agrees that the compensation and benefits due him under this Agreement are intended to and do fully satisfy any obligation of PolyOne to Waltermire under the PolyOne Employee Transition Plan.

(iii)	In connection with his termination of employment, Waltermire will follow the Company’s standard procedures relating to departing employees, including, without limitation, returning (and providing confirmation that he has so returned) all Company owned property, documents and materials (including copies, reproductions, summaries and/or analyses), and all other materials that contain, reflect, summarize, describe, analyze or refer or relate to any items of Confidential Information (as defined below).

(iv)	In the event of a “Change of Control” (as such term is defined in the Continuity Agreement) at any time during the Severance Period, then the amount of any payments otherwise due to Waltermire during the Severance Period pursuant to Section 2(a) of this Agreement shall be accelerated and the present value of any such payments shall be paid to Waltermire as soon as reasonably practicable following the Change of Control in a single lump sum payment, via direct deposit account; provided, however, that if such Change of Control does not constitute a “change in the ownership or effective control” or a “change in the ownership of a substantial portion of the assets” of the Company within the meaning of Section 409A(a)(2)(A)(v) of the Internal Revenue Code of 1986, as amended (the “Code”), then notwithstanding this Paragraph 2(k)(iv), payment will be made, to the extent necessary to comply with the provisions of Section 409A of the Code, to Waltermire on the earlier of (A) the date payment would have been made in the absence of this Paragraph 2(k)(iv), or (B) Waltermire’s death.
3. Non-Competition. From the Termination Date until the conclusion of the Severance Period, Waltermire will not, without prior written consent of the Company (to be decided by the Company’s Board of Directors upon submission of a written request by Waltermire describing the specific opportunity for which consent is sought), engage, directly or indirectly, either personally or as an employee, director, partner, agent, representative, or consultant for another, in any activity that competes directly or indirectly with the Company or any of its subsidiaries or affiliates in any products, services, systems, or other business activities (or in any product, service, system, or business activity that was under either active development or consideration while Waltermire was employed by the Company). The foregoing sentence of this Paragraph 3 is intended to cover and encompass activity by Waltermire that poses a competitive threat to the Company. Waltermire acknowledges and agrees that the Company competes worldwide in the sale of products, services, systems, and business activities and that the market for technology related to its products, services, systems, and business activities is worldwide. For purposes of Paragraph 3, indirect competition shall include engaging in any of the prohibited activities through an intermediary or third-party or as a shareholder of any corporation in which Waltermire or his immediate family member owns, directly or indirectly, individually or in the aggregate, more than five percent (5%) of the outstanding stock.
4. No Solicitation of Employees. From the Termination Date until the conclusion of the Severance Period, Waltermire will not directly or indirectly (a) induce or assist others in inducing any person who is an employee, officer, consultant, or agent of the Company or its affiliates to give up employment or business affiliation with the Company or its affiliates; or (b) employ or associate in business with any person who is employed by or associated in business with the Company at any time during the Severance Period or in the one-year period prior to the Termination Date; provided, however, that the foregoing shall not prohibit Waltermire, or any business with whom he becomes associated, from engaging in general solicitations of employment or hiring persons that respond to such solicitations. In the event that the scope of the restrictions in Paragraphs 3 or 4 are found overly broad, Waltermire agrees that a court should reform the restrictions by limiting them to the maximum reasonable scope.
5. Release by Waltermire.
(a)	Waltermire for himself and his dependents, successors, assigns, heirs, executors and administrators (and his and their legal representatives of every kind), hereby releases, dismisses, and forever discharges the Company from, agrees not to sue or join in any suit against the Company for, and agrees to indemnify the Company against, any and all arbitrations, claims (including claims for attorney’s fees), demands, damages, suits, proceedings, actions and/or causes of action of any kind and every description, whether known or unknown, which Waltermire now has or may have had for, upon, or by reason of any cause whatsoever (except that this release shall not apply to the obligations of the Company arising under this Agreement), against the Company (“Claims”), including but not limited to:
(i)	any and all Claims, directly or indirectly, arising out of or relating to: (A) Waltermire’s employment with the Company; and (B) Waltermire’s resignation as President and Chief Executive Officer and any other position described in Paragraph 1 of this Agreement.

(ii)	any and all claims of discrimination, including but not limited to claims of discrimination on the basis of sex, race, age, national origin, marital status, religion or disability, including, specifically, but without limiting the generality of the foregoing, any claims under the Age Discrimination in Employment Act, as amended (the “ADEA”), Title VII of the Civil Rights Act of 1964, as amended, the Americans with Disabilities Act of 1990, the Family and Medical Leave Act of 1993 and Ohio Revised Code Chapter 4112;

(iii)	any and all claims of wrongful or unjust discharge or breach of any contract or promise, express or implied; and

(iv)	any and all claims under or relating to any and all employee compensation, employee benefit, employee severance or employee incentive bonus plans and arrangements; provided that he shall remain entitled to the amounts and benefits specified in Paragraph 2 above. Waltermire agrees that he intends to release any and all worker compensation claims he may have against the Company by this Agreement, and further agrees to execute any documentation as may be reasonably required to perfect such release when presented to him by the Company.
(b)	Waltermire’s release and covenant not to sue excludes claims that cannot be waived by law, including the right to file a charge with the Equal Employment Opportunity Commission; provided, however, that Waltermire specifically waives and releases the right to any monetary recovery or other relief from such a filing.

(c)	Waltermire understands and acknowledges that the Company does not admit any violation of law, liability or invasion of any of his rights and that any such violation, liability or invasion is expressly denied. The consideration provided under this Agreement is made for the purpose of settling and extinguishing all claims and rights (and every other similar or dissimilar matter) that Waltermire ever had or now may have or ever will have against the Company to the extent provided in this Paragraph 5. Waltermire further agrees and acknowledges that no representations, promises or inducements have been made by the Company other than as appear in this Agreement.

(d)	Waltermire further understands and acknowledges that:
(i)	The release provided for in this Paragraph 5, including claims under the ADEA to and including the date of this Agreement, is in exchange for the additional consideration provided for in this Agreement, to which consideration he was not heretofore entitled;

(ii)	He has been advised by the Company to consult with legal counsel prior to executing this Agreement and the release provided for in this Paragraph 5, has had an opportunity to consult with and to be advised by legal counsel of his choice, fully understands the terms of this Agreement, and enters into this Agreement freely, voluntarily and intending to be bound;

(iii)	He has been given a period of twenty-one days to review and consider the terms of this Agreement, and the release contained herein, prior to its execution and that he may use as much of the twenty-one day period as he desires; and

(iv)	He may, within seven days after execution, revoke this Agreement. Revocation shall be made by delivering a written notice of revocation to the Vice President and Chief Human Resources Officer at the Company. For such revocation to be effective, written notice must be actually received by the Vice President and Chief Human Resources Officer at the Company no later than the close of business on the seventh day after Waltermire executes this Agreement. If Waltermire does exercise his right to revoke this Agreement, all of the terms and conditions of the Agreement shall be of no force and effect and the Company shall have no obligation to satisfy the terms or make any payment to Waltermire as set forth in Paragraph 2 of this Agreement.
(e)	Waltermire will never file a lawsuit or other complaint asserting any claim that is released in this Paragraph 5. In the event Waltermire breaches this Paragraph 5(e), he agrees to indemnify the Company against any costs or expenses, including attorney fees, that the Company may incur in connection with such breach.

(f)	Waltermire and the Company acknowledge that his resignation is by mutual agreement between the Company and Waltermire, and that Waltermire waives and releases any claim that he has or may have to reemployment and agrees that he will not seek to be a member of the Board of Directors of the Company.

(g)	For purposes of the above provisions of this Paragraph 5, the “Company” shall include its predecessors, subsidiaries, divisions, related or affiliated companies, officers, directors, stockholders, members, employees, heirs, successors, assigns, representatives, agents and counsel.
6. Confidential Information. Waltermire acknowledges and agrees that as an employee and director of the Company, he may have created or had access to information, trade secrets, substances and inventions including confidential information relating to the business or interests of persons with whom the Company or its affiliated companies may have commercial, technical, or scientific relations (“Information”) that is valuable to the Company or its affiliated companies and may lose its value if disclosed to third parties. Waltermire therefore agrees to treat all such Information as confidential and belonging to the Company and to take all actions reasonably requested to confirm such ownership. Waltermire will not, without the prior written consent of the Company, disclose or use the Information. This non-disclosure obligation shall continue until such Information becomes public knowledge through no fault of Waltermire. Waltermire agrees to promptly inform the Company of any request, order, or legal process requesting or requiring Waltermire to disclose Information. Waltermire will cooperate with legal efforts by PolyOne to prevent or limit disclosure of Information.
7. Disclosure. From the date of this Agreement through the end of the Severance Period, Waltermire will communicate the contents of Paragraphs 3, 4, 6, 8(b), 9, and 11 of this Agreement to any person, firm, association, or corporation other than the Company which he intends to be employed by, associated in business with, or represent.

8. Breach; Arbitration.
(a)	If the Company’s Board of Directors determines in good faith that Waltermire has breached any of the provisions of this Agreement, then the Company may, upon providing ten calendar days’ advance written notice to Waltermire (during which time he has an opportunity to respond in writing to the Company’s Board of Directors), terminate all remaining payments and benefits described in this Agreement, and in addition, the Company shall be entitled to obtain reimbursement from Waltermire of all payments and benefits already provided pursuant to Paragraph 2 of this Agreement, plus any expenses and damages incurred as a result of the breach (including, without limitation, reasonable attorneys’ fees), with the remainder of this Agreement, and all promises and covenants herein, remaining in full force and effect.
(i)	The Company will not terminate pursuant to Paragraph 8(a) any benefits in which Waltermire had vested as of the Termination Date under the Retirement Plans. Waltermire’s COBRA rights, if any, will not be reduced by any action taken by the Company under Paragraph 8(a).

(ii)	Waltermire may challenge any Company action under Paragraph 8(a).
(b)	The parties agree that any disputes, controversies, or claims of whatever nature arising out of or relating to this Agreement or breach thereof shall be resolved through binding arbitration before a mutually agreeable arbitrator or arbitrators, in accordance with the applicable rules of the American Arbitration Association; provided, however, that the parties agree that in the event of any alleged breach by Waltermire of any of his obligations under Paragraphs 3, 4, and 6 of the Agreement, the arbitration requirements of this Paragraph 8(b) shall not apply, and that instead, the Company may elect, in its sole discretion, to seek relief in a court of general jurisdiction in the State of Ohio, and the parties hereby consent to the exclusive jurisdiction of such court. In addition, in connection with any such court action, Waltermire acknowledges and agrees that the remedy at law available to the Company for breach by Waltermire of any of his obligations under Paragraphs 3, 4, and 6 of this Agreement would be inadequate and that damages flowing from such a breach would not readily be susceptible to being measured in monetary terms. Accordingly, Waltermire acknowledges, consents and agrees that, in addition to any other rights or remedies which the Company may have at law, in equity or under this Agreement, upon adequate proof of Waltermire’s violation of any provision of Paragraphs 3, 4, and 6 of this Agreement, the Company shall be entitled to immediate injunctive relief and may obtain a temporary order restraining any threatened or further breach, without the necessity of proof of actual damage.

9. Continued Availability and Cooperation.
(a)	Waltermire shall cooperate fully with the Company and with the Company’s counsel in connection with any present and future actual or threatened litigation or administrative proceeding involving the Company that relates to events, occurrences or conduct occurring (or claimed to have occurred) during the period of Waltermire’s employment by the Company or from the Termination Date until the end of the Severance Period. This cooperation by Waltermire shall include, but not be limited to:
(i)	making himself reasonably available for interviews and discussions with the Company’s counsel as well as for depositions and trial testimony;

(ii)	if depositions or trial testimony are to occur, making himself reasonably available and cooperating in the preparation therefor as and to the extent that the Company or the Company’s counsel reasonably requests;

(iii)	refraining from impeding in any way the Company’s prosecution or defense of such litigation or administrative proceeding; and

(iv)	cooperating fully in the development and presentation of the Company’s prosecution or defense of such litigation or administrative proceeding.
(b)	Except in connection with any investigation, civil or administrative proceeding or arbitration in which Waltermire has been named a defendant in his individual capacity, the Company shall reimburse Waltermire for reasonable travel, lodging, telephone and similar expenses incurred in connection with such cooperation, which the Company shall reasonably endeavor to schedule at times not conflicting with the reasonable requirements of any employer of Waltermire, or with the requirements of any third party with whom Waltermire has a business relationship permitted hereunder that provides remuneration to Waltermire. Waltermire shall not unreasonably withhold his availability for such cooperation. During the Severance Period, Waltermire shall not be entitled to any additional compensation in connection with his services under Paragraph 9(a) of this Agreement. Thereafter, except in connection with any investigation, civil or administrative proceeding or arbitration in which Waltermire has been named a defendant in his individual capacity, Waltermire shall, in addition to any other amounts that may be payable to him pursuant to this Agreement or otherwise, be entitled to a payment at an hourly rate $200 per hour for each reasonable and documented hour spent to perform services under Paragraph 9(a); provided, however, that Waltermire shall not be entitled to any payment for time spent preparing to testify or actually testifying under oath.

(c)	The Company agrees to indemnify Waltermire against claims or actions, arising from or connected with his past activities as an employee of the Company to the extent permitted under, and in a manner consistent with, the Company’s Code of Regulations and Ohio law. Notwithstanding the foregoing, the Company will have no obligation to release, indemnify, hold harmless or defend Waltermire for any conduct by Waltermire alleged to be intentional or willful or that arises from a violation of any statutory prohibition unless such conduct was specifically requested by the Company.
10. Successors and Binding Agreement.
(a)	This Agreement shall be binding upon and inure to the benefit of the Company and any successor of or to the Company, including, without limitation, any persons acquiring, directly or indirectly, all or substantially all of the business and/or assets of the Company whether by purchase, merger, consolidation, reorganization, or otherwise (and such successor shall thereafter be deemed included in the definition of “the Company” for purposes of this Agreement), but shall not otherwise be assignable or delegable by the Company.

(b)	This Agreement shall inure to the benefit of and be enforceable by Waltermire’s personal or legal representatives, executors, administrators, successors, heirs, distributees, and/or legatees.

(c)	This Agreement is personal in nature and none of the parties hereto shall, without the consent of the other parties, assign, transfer or delegate this Agreement or any rights or obligations hereunder except as expressly provided in Subparagraphs (a) and (b) of this Paragraph 10.

(d)	This Agreement is intended to be for the exclusive benefit of the parties hereto, and except as provided in Subparagraphs (a) and (b) of this Paragraph 10, no third party shall have any rights hereunder.
11. Statements to Third Parties. Because the purpose of this Agreement is to settle amicably any and all potential disputes or claims among the parties, Waltermire shall not, directly or indirectly, make or cause to be made any statements to any third parties criticizing or disparaging the Company or comment on its character or business reputation. Waltermire further hereby agrees not: (a) to comment to others concerning the status, plans or prospects of the business of the Company, or (b) to engage in any act or omission that would be detrimental, financially or otherwise, to the Company, or that would subject the Company to public disrespect, scandal, or ridicule. For purposes of this Paragraph 11, the “Company” shall mean PolyOne Corporation and its directors, officers, predecessors, parents, subsidiaries, divisions, and related or affiliated companies. The Company agrees that its directors and executive officers shall not, directly or indirectly, make or cause to be made any statements to any third parties criticizing or disparaging Waltermire or comment negatively on his character or business reputation. The foregoing undertakings shall not apply to any statements or opinions that are made under oath in any investigation, civil or administrative proceeding or arbitration in which the individual has been compelled to testify by subpoena or other judicial process or which are privileged communications.
12. Notices. For all purposes of this Agreement, all communications provided for herein shall be in writing and shall be deemed to have been duly given when delivered, addressed to the Company (to the attention of the Chief Legal Officer) at its principal executive offices and to Waltermire at his principal residential address on file with the Company, or to such other address as any party may have furnished to the other in writing and in accordance herewith. Notices of change of address shall be effective only upon receipt.
13. Miscellaneous. No provision of this Agreement may be modified, waived or discharged unless such modification, waiver or discharge is agreed to in writing signed by Waltermire and the Company. No waiver by either party hereto at any time of any breach by the other party hereto or compliance with any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, expressed or implied with respect to the subject matter hereof have been made by any of the parties that are not set forth expressly in this Agreement and every one of them (if, in fact, there have been any) is hereby terminated without liability or any other legal effect whatsoever.
14. Entire Agreement. This Agreement shall constitute the entire agreement among the parties hereto with respect to the subject matter hereof and, except to the extent otherwise provided herein, shall supersede all prior verbal or written agreements, covenants, communications, understandings, commitments, representations or warranties, whether oral or written, by any party hereto or any of its representatives pertaining to such subject matter.
15. Governing Law. Any dispute, controversy, or claim of whatever nature arising out of or relating to this Agreement or breach thereof shall be governed by and under the laws of the State of Ohio.
16. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall nevertheless remain in full force and effect.
17. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same Agreement.
18. Captions and Paragraph Headings. Captions and paragraph headings used herein are for convenience and are not part of this Agreement and shall not be used in construing it.
19. Further Assurances. Each party hereto shall execute such additional documents, and do such additional things, as may reasonably be requested by the other party to effectuate the purposes and provisions of this Agreement.

     IN WITNESS WHEREOF, the parties have executed and delivered this Agreement on December 21, 2005, effective as of the date first set forth above.

POLYONE CORPORATION

By:	/s/ Kenneth M. Smith

Kenneth M. Smith
Chief Human Resources Officer

/s/ Thomas A. Waltermire

Thomas A. Waltermire